UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42683

Julong Holding Limited

(Translation of registrant’s name into English)

Room 2009, Building A, Times Fortune World

No.1 Hangfeng Road, Fengtai District

Beijing, China 100070

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K (the “Report”) and the attached Exhibits 4.1 and 10.1 are hereby incorporated by reference in the registration statement of Julong Holding Limited (the “Company”) on Form F-3 (File No. 333-297664), as amended, and into each prospectus and prospectus supplement under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

PRIVATE PLACEMENT

On September 28, 2026, Julong Holding Limited (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors named therein in relation to the issuance and sale of (i) 750,000 Class A ordinary shares (“Class A Ordinary Shares”), par value US$0.0001 per share, of the Company (the “Initial Shares”), at a purchase price of US$0.300 per share, and (ii) 2,250,000 pre-funded warrants to purchase up to an aggregate of 2,250,000 Class A Ordinary Shares (the “Pre-Funded Warrants,” and each, a “Pre-Funded Warrant,” together with the Initial Shares, the “Securities”), at a purchase price of US$0.299 per pre-funded warrant, in a private placement (the “Private Placement”), for gross proceeds of US$897,750.

The Pre-Funded Warrants have an exercise price of US$0.001 per share and are immediately exercisable and may be exercised at any time until exercised in full.

The Private Placement is expected to close on or about September 29, 2026, subject to satisfaction or waiver of the conditions precedent set forth in the Securities Purchase Agreement. Net proceeds from the Private Placement, after deducting offering expenses payable by the Company, are approximately US$828,000. The Company expects to use such proceeds from the Private Placement for general corporate purposes.

The Private Placement is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act (“Regulation D”) and in reliance on similar exemptions under applicable state laws. The Purchasers represented that they were accredited investors within the meaning of Rule 501(a) of Regulation D and were acquiring the Securities for investment only and with no present intention of distributing any of such Securities or any arrangement or understanding regarding the distribution thereof. The Securities were offered in the Private Placement without any general solicitation by the Company or its representatives. The Initial Shares, Pre-Funded Warrants and Class A Ordinary Shares issuable upon the exercise of the Pre-Funded Warrants, have not been registered under the Securities Act or any state securities law and may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an applicable exemption from the registration requirements. Neither this Report, nor the exhibits attached hereto, constitutes an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the Securities Purchase Agreement and the Pre-Funded Warrants does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of the Securities Purchase Agreement and Pre-Funded Warrants which are filed as Exhibits 10.1 and 4.1 hereto, respectively, and are incorporated herein by reference.

The full text of the press release announcing the Private Placement is also attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Exhibits Index

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
10.1	Form of Securities Purchase Agreement dated as of September 28, 2026, by and among the Company and certain investors signatory thereto
99.1	Press Release – Julong Holding Limited Announces Private Placement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Julong Holding Limited

By:	/s/ Jiaqi Hu
Name:	Jiaqi Hu
Title:	Chairman of the Board of Directors Chief Executive Officer

Dated: September 28, 2026